UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2013

Commission File Number: 001-13944

NORDIC AMERICAN TANKERS LIMITED
(Translation of registrant's name into English)

LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of Nordic American Tankers Ltd. (the "Company") dated December 17, 2012 announcing that the Company has entered into an agreement to acquire Scandic American Shipping Ltd.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 ASR (Registration No. 333-183643) filed on August 30, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKERS LIMITED
(registrant)

Dated: January 10, 2013	By:	/s/ Herbjørn Hansson
Herbjørn Hansson
Chairman, Chief Executive Officer and President

Exhibit 1

Nordic American Tankers Ltd. ("NAT"- (NYSE:NAT) to acquire Scandic American Shipping Ltd. ("Scandic") the Business Manager of NAT.  No Impact on the Management or on the Operations of NAT.

Hamilton, Bermuda, December 17, 2012.

Following an agreement between Scandic and NAT, NAT today announced that it will acquire 100% of the shares of Scandic, its management company since 2004. When Scandic began actively managing NAT eight years ago, NAT owned three vessels. Today NAT owns 20 vessels. Scandic is currently owned by a company controlled by Herbjorn Hansson, NAT's Chairman and CEO, and his closest family. Under its management agreement with NAT, Scandic has administrative, commercial and operational responsibility for NAT and is required to manage NAT's day-to-day business, subject to the objectives, decisions and policies of the NAT Board of Directors.

By acquiring Scandic, NAT will gain full control of all aspects of its operations. The purchase price is $25 million, two-thirds of which will be paid in shares ($17m) and one-third in cash ($8m). The share component of the sale will be subject to a one-year lock-up, while the cash component will be used primarily by the seller to pay tax associated with this transaction. The part that is payable in shares has been set at $8.90 per share which is above the closing price on the NYSE on Friday, December 14, 2012 of $8.52 per share. Scandic is now expected to become a wholly owned subsidiary of NAT.

In addition to gaining full direct control of its operations, NAT will no longer be subject to the obligation to maintain Scandic's ownership of NAT's common shares at 2%. To the benefit of shareholders, this dilutive provision is thereby removed. The NAT shares currently owned by Scandic are not a part of the transaction and will remain with the seller.  Mr. Hansson has recused himself from the Board deliberations surrounding the acquisition.

Commented Mr. Hansson: "NAT will continue its established long-term strategy.  The NAT acquisition of Scandic will have no effect on the management of NAT in any way. I paid cash for Scandic when I acquired 100% of it in 2004 and thereafter from third parties. We will now convert most of our ownership in Scandic into NAT shares as a result of the current transaction. Our shareholding in NAT will increase from the present level and as large equity holders our interests will be further aligned with those of all shareholders. This increased shareholding in NAT is showing my continued strong support of the company and its policies.  I plan to serve as Chairman and CEO for a good many years to come."

The acquisition is expected to close in January of 2013.

Morgan Stanley & Co. LLC acted as financial advisor to the Board of Directors of NAT in cooperation with the US law firm of Seward & Kissel LLP. Morgan Stanley & Co. LLC provided an evaluation analysis and a fairness opinion to the Board of Directors of NAT in connection with the acquisition.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our reports on Form 6-K.

Contacts:
Scandic American Shipping Ltd
Manager for:
Nordic American Tankers Limited
P.O Box 56, 3201 Sandefjord, Norway
Tel: + 47 33 42 73 00 E-mail:  nat@scandicamerican.com

Rolf Amundsen, Head of Investor Relations, Norway
Nordic American Tankers Limited
Tel: +1 800 601 9079 or + 47 908 26 906

Turid M. Sørensen, EVP & CFO, Norway
Nordic American Tankers Limited
Tel: +47 33 42 73 00 or +47 90 57 29 27

Gary J. Wolfe
Seward & Kissel LLP, New York, USA
Tel: +1 212 574 1223